

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2022

Moshe Eisenberg
Chief Financial Officer
CAMTEK LTD
Ramat Gavriel Industrial Zone
P.O. BOX 544
Migdal Ha'Emek, 23150, Israel

> **Re: CAMTEK LTD**
> **Form 20-F filed March 15, 2022**
> **File No. 000-30664**

Dear Mr. Eisenberg:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences